Exhibit 99.1

Regulated Information

Galapagos increases share capital through warrant exercises

Mechelen, Belgium; 19 May 2016 22.15 CET- Galapagos NV (Euronext & NASDAQ: GLPG) announces a share capital increase arising from warrant exercises.

Galapagos issued 140,770 new ordinary shares on 19 May 2016, for a total capital increase (including issuance premium) of €1,476,401.70.

CEO Onno van de Stolpe exercised 90,000 warrants that were due to expire this month for a total of €895,500 and has held the resulting shares. He consequently increased his holding to a total of 628,289 Galapagos shares. In addition to Onno van de Stolpe, one other Board member exercised 7,500 warrants. Moreover, pursuant to the warrant exercise program of Galapagos' Executive Committee, Executive Committee members automatically are committed to exercise a minimum number of warrants, subject to certain conditions. Pursuant to the rules of this program, two Executive Committee members exercised an aggregate number of 5,000 warrants, also to hold as shares.

In accordance with Belgian transparency legislation[1], Galapagos notes that its total share capital currently amounts to €249,394,222.78; the total number of securities conferring voting rights is 46,109,508, which is also the total number of voting rights (the "denominator"), and all securities conferring voting rights and all voting rights are of the same category. The total number of rights (warrants) to subscribe to not yet issued securities conferring voting rights is 2,981,227, which equals the total number of voting rights that may result from the exercise of these warrants. Galapagos does not have any convertible bonds or shares without voting rights outstanding.

About Galapagos

Galapagos(Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Our maturing pipeline comprises Phase 2, Phase 1, pre-clinical and discovery studies in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. We have discovered and developed filgotinib: in collaboration with Gilead we aim to bring this JAK1-selective inhibitor for inflammatory indications to patients all over the world. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 440 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia. More information at www.glpg.com.

Contacts

Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications +1 781 460 1784	Director Communications +31 6 53 591 999 communications@glpg.com
Paul van der Horst Director IR & Business Development +31 6 53 725 199
ir@glpg.com

Forward-looking statements

This release may contain forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but not always, made through the use of words or phrases such as "anticipates," "believes," "continues," "could," "estimates," "expects," "intends," "may," "plans," "seeks," "stands to," "we believe," "will," "we intend," as well as similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from Galapagos' ongoing clinical research programs may not support registration or further development of its product candidates due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties, and estimating the commercial potential of Galapagos' product candidates. A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on form 20-F filed with the SEC and subsequent filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

____________________

[1]     Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market